FOR IMMEDIATE RELEASE

Formula Systems Reports Strong Second Quarter 2004 Results

Herzliya, Israel – August 26, 2004 – Formula Systems (1985) Ltd. (Nasdaq: FORTY) a leading provider of information technology products, solutions and services, announced today results for the second quarter ending June 30, 2004.

Revenues for the second quarter ended June 30, 2004 were $110.3 million, an increase of 23% from $89.9 million in the comparable quarter of 2003. In the first half of 2004, Formula reported revenues of $219.4 million an increase of 24% from the same period last year.

In the first quarter of 2004 Formula acquired 59% of Formula Vision Technologies (F.V.T) ordinary shares by way of private placement and has begun to consolidate Formula Vision’s results.

Operating income in the second quarter of 2004 was $3.7 compared to $2.3 million in the second quarter of 2003, an increase of 62%. In the first six months of 2004 operating income was $6.5 million compared to 1.3 million in the comparable period of 2003.

Net income in the second quarter of 2004 totaled $2.0 million or $0.19 per share as compared to a net income of $553,000, or $0.06 per share in the second quarter of 2003. Net income in the first half of 2004 totaled $4.7, or $0.43 per share million compared to a net loss of $471,000, or ($0.05) per share in the same period last year.

Gad Goldstein, President of Formula Systems commented: “The positive trend that our portfolio companies showed at the beginning of the year has strengthened during this quarter and has enabled us to achieve an increase in the consolidated operating income of 34% compared to the first quarter of 2004. The results are encouraging and I believe that the positive trend will continue to grow during the second half of 2004.”

About Formula

Formula Systems Ltd. is a global information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and providing computer-based business solutions.

Statements made in this press release that are not historical facts are forward-looking statements. Such statements involve various risks that may cause actual results to differ materially. These risks and uncertainties include, but are not limited to: market demand for the company’s products, dependence on strategic partners, integration of new business, successful implementation of Formula’s products, economic and competitive factors, international market conditions, management of growth, technological developments, the ability to finance operations and other factors which are detailed in Formula’s Securities and Exchange Commission filings, including its most recent report on Form 20-F. Formula undertakes no obligation to publicly release any revision to any forward-looking statement.

Contact:

Israel:

Gad Goldstein, President, Formula Systems Ltd.

+972-9-959-8800

USA:

Dennis S. Dobson, for Formula Systems Ltd.

(203) 255-7902

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED BALANCE SHEETS

	June 30, 2004	December 31, 2003
	U.S. $
	(in thousands)
CURRENT ASSETS:
Cash and cash equivalents	82,716	93,456
Short-term investments	35,733	8,773
Trade receivables	107,804	93,298
Other accounts receivable	25,176	18,846
Inventories	5,343	2,635
	256,772	217,008

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES:
Loans and other investments	11,790	3,308
Investments in affiliates	22,075	3,373
	33,865	6,681

DEBENTURES	-	80,246

SEVERANCE PAY FUND	12,753	11,113

FIXED ASSETS, NET	27,718	25,756

OTHER ASSETS, NET	253,712	188,111

	584,820	528,915

CURRENT LIABILITIES:
liabilities to banks and others	86,163	67,723
Trade payables	40,336	31,327
Other accounts payable	80,576	71,092
Debentures	14,606	14,160
Customer advances, net of work in progress	3,315	-
	224,996	184,302
LONG-TERM LIABILITIES:
Debentures	40,891	50,983
Provision for losses in formerly owned investee	1,971	1,971
Deferred taxes	918	942
Customer advances	1,740	2,312
Liabilities to banks and others	27,076	21,900
Liability due to activity acquisition	2,062	2,149
Accrued severance pay	18,531	15,642
Unrealized gain	5,026	4,459
	98,215	100,358

MINORITY INTEREST	84,167	68,251

SHAREHOLDERS’ EQUITY	177,442	176,004
	584,820	528,915

FORMULA SYSTEMS (1985) LTD.

(An Israeli corporation)

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,
	2004	2003	2004	2003
	U.S.$		U.S.$
	(in thousands, except per share data)

Revenues	219,354	177,594	110,267	89,872
Cost of revenues	136,048	113,335	68,060	56,377
Gross profit	83,306	64,259	42,207	33,495
Research and development costs, net	12,891	9,082	6,450	4,410
Selling, general and administrative expenses	60,987	51,304	30,609	25,445
Depreciation and amortization	2,885	2,582	1,400	1,328
Operating income	6,543	1,291	3,748	2,312
Financial expenses, net	(5,332)	(1,035)	(2,594)	(496)
	1,211	256	1,154	1,816
Gain on realization of investments	5,804	1,220	1,839	828
Other income (expenses), net	(692)	786	(324)	300
Income before taxes on income	6,323	2,262	2,669	2,944
Taxes on income	1,876	1,480	928	787
	4,447	782	1,741	2,157
Equity in profits (losses) of affiliated companies, net	(622)	(533)	367	(357)
Minority interest in losses (profits), net	826	(720)	(96)	(1,247)
Net income (loss)	4,651	(471)	2,012	553

Earnings (loss) per share:
Basic	0.43	(0.05)	0.19	0.06
	______	______	______	______
Diluted	0.41	(0.05)	0.19	0.06
	______	______	______	______

Weighted average number of shares outstanding:
Basic	10,800	10,000	10,800	10,000
	______	______	______	______
Diluted	10,800	10,000	10,800	10,000
	______	______	______	______